ALLEGHANY CORPORATION
7 Times Square Tower, 17th Floor
New York, New York 10036
September 21, 2007
VIA ELECTRONIC MAIL
Securities and Exchange Commission
Division of Corporation Finance Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Re:	Alleghany Corporation Definitive Proxy Statement Filed March 14, 2007 File Number: 001-09371
To the Members of the Securities and Exchange Commission:
     The following supplemental information is provided by Alleghany Corporation (“Alleghany”) in response to the comments issued by the staff of the Securities and Exchange Commission (the “Staff”), by letter dated August 21, 2007, as a result of the Staff’s examination of Alleghany Corporation’s Definitive Proxy Statement filed March 14, 2007 (the “2007 Proxy Statement”). For ease of reference, the Staff’s comments are included in bold followed by Alleghany’s responses. Capitalized terms used but not defined herein have the meanings ascribed to them in the 2007 Proxy Statement.
     Alleghany acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2007 Proxy Statement; that Staff comments or changes made by Alleghany to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the 2007 Proxy Statement; and that Alleghany may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
September 21, 2007

Related Party Transactions, page 8
1.	Please provide all of the disclosures required by Item 404(b) of Regulation S-K, including the standards to be applied pursuant to your policies and procedures for the review, approval or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K. Please also disclose the location of your written Related Party Transaction Policy.

RESPONSE:
     We respectfully submit that Alleghany’s Related Party Transaction Policy (the “Policy”) is fully described on page 9 of the 2007 Proxy Statement and complies with the requirements of Item 404(b) of Regulation S-K. In this regard, the Policy provides that the Nominating and Governance Committee is charged with reviewing all proposed related party transactions on a case-by-case basis before making a recommendation to the full Board (other than the directors interested in the transaction) based upon its analysis of the particular facts and circumstances. With respect to standards applied, as disclosed on page 9 of the 2007 Proxy Statement, the Nominating and Governance Committee must determine, both for newly proposed transactions and in connection with periodic reviews of existing transactions, that such transactions are in the best interests of Alleghany.
     Copies of the policy have been given to each of Alleghany’s directors. A copy is also kept in the office of the General Counsel. We are not aware of any requirement to file the Policy with the Commission or to otherwise make it publicly available.
2006 Director Compensation Table, page 19
2.	It is unclear why the grant date fair value of each equity award as disclosed in footnote (1) does not reconcile to the aggregate grant date fair value for stock awards as disclosed in column (c). Refer to Item 402(k)(2)(iii) of Regulation S-K and the related instruction.

RESPONSE:
     Pursuant to Item 402(k)(2)(iii) of Regulation S-K, the column (c) amounts represent the dollar amount recognized for financial statement reporting purposes by Alleghany for the year ended December 31, 2006 in accordance with Statement of Financial Accounting Standards No. 123R, “Share Based Payments” of all outstanding director stock awards. Pursuant to the Instruction to Item 402(k)(2)(iii) and (iv), Alleghany disclosed in footnote (1) the grant date fair value of the award of 250 shares of Alleghany restricted stock to each

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September 21, 2007

director during 2006, as calculated in accordance with SFAS 123R. Because the amounts disclosed in column (c) and footnote (1) are different items they will not reconcile.
Compensation Discussion and Analysis and Compensation Matters, page 42
3.	With respect to the engagement of Pearl Meyer & Partners you are required to provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K. Your disclosure should include a complete description of the nature and scope of the assignments of the consultants and how their roles and responsibilities differ depending on whether they have been engaged by management or the Committee and the interaction, if any, between the various groups.

RESPONSE:
     Alleghany respectfully submits that its disclosure regarding compensation consultants complies with the requirements of Item 407(e)(3)(iii) of Regulation S-K. Nevertheless, in response to this comment, Alleghany’s 2008 Proxy Statement (the “2008 Proxy Statement”) will contain substantially the following additional disclosure regarding the nature and scope of the assignments of Alleghany’s compensation consultant:
     “Pearl Meyer & Partners has been retained by the Compensation Committee to assist the Compensation Committee in its review of executive and director compensation practices, including the competitiveness of Alleghany executive officer salaries, executive compensation design matters, market trends and technical considerations. The nature and scope of services that Pearl Meyer & Partners provides to the Compensation Committee include: competitive market compensation analyses, assistance with the redesign of any compensation or benefit programs as necessary or requested, assistance with respect to analyzing the impact of regulatory and/or accounting developments on Alleghany compensation plans and programs and preparation for and attendance at selected Compensation Committee meetings.”
     Finally, as disclosed on page 42 of the 2007 Proxy Statement, the Compensation Committee of the Board of Directors of Alleghany (the “Compensation Committee”) engages Pearl Meyer & Partners (“Pearl Meyer”) to advise the Committee on compensation of Alleghany executives and approves, in advance, all services to be provided by Pearl Meyer and fees to be paid to it in this regard. Pearl Meyer also advises

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September 21, 2007

the Committee and management of Alleghany and its subsidiaries, from time to time, on executive compensation matters involving executives of Alleghany’s subsidiaries, which as semi-autonomous operating units, maintain independent compensation plans. The Chairman of the Compensation Committee reviews and approves all services provided by Pearl Meyer to Alleghany’s subsidiaries and all fees paid to Pearl Meyer in respect of such services. Accordingly, Pearl Meyer’s roles and responsibilities do not differ based on whether it is engaged by the Compensation Committee directly or, in the case of subsidiary executive compensation, at the request of management.
4.	The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. In this regard, we note the significant disparity in Mr. Hicks’s salary and the amounts paid to him under the MIP and LTIP. Please expand your disclosure to include a more detailed discussion and analysis of how and why the compensation of your highest-paid named executive officer differs from that of the other named executive officers. If policies or decisions applicable to a named executive officer are materially different than those applicable to the other named executive officers, this should be discussed on an individualized basis. You also disclose on page 52 that Mr. Hicks was paid $12,748,965 in February 2007 upon the vesting of his 2002 stock award. To the extent the realization of prior compensation impacted the Committee’s decisions with respect to Mr. Hicks’s 2007 compensation, please provide a materially complete description of the analyses underlying Mr. Hicks’s 2007 compensation package.

RESPONSE:
     In general, the differences in compensation among the three levels of Alleghany Named Executive Officers (the “NEOs”) (consisting of President, 3 Senior Vice Presidents and 1 Vice President) reflect the Compensation Committee’s determinations of appropriate total compensation and mix of salary, Management Incentive Plan (“MIP”) awards and Long-Term Incentive Plan (“LTIP”) awards for each of them, taking into account competitive considerations, varying levels of responsibility within Alleghany, internal comparability and the implicit impact of the various NEO levels on the accomplishment of Alleghany’s financial, strategic and operational objectives. The Compensation Committee has no specific policy with respect to the internal comparability of the total compensation of Mr. Hicks with the total compensation of the other NEOs.
     Mr. Hicks’s compensation also reflects awards of restricted stock and restricted stock units, pursuant to Mr. Hicks’s employment agreement, as disclosed on pages 57

Securities and Exchange Commission
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through 60 of the 2007 Proxy Statement. Mr. Hicks and Alleghany entered into such employment agreement in October 2002 in connection with Mr. Hicks’s employment as Executive Vice President of Alleghany with the expectation that he would eventually be appointed President and chief executive officer. At the time, Mr. Hicks was Executive Vice President and Chief Financial Officer of The Chubb Corporation, a much larger company than Alleghany. The employment agreement was the result of an arm’s-length negotiation between Mr. Hicks and Alleghany. As evident from the descriptions in the 2007 Proxy Statement, the restricted stock awards were uniquely designed to accomplish a number of objectives, not all of which are purely compensatory. The first restricted stock award incented 10% compound growth in book value per share over a continuous period of not less than four years commencing 2003 and, if not accomplished by year-end 2009, a 7% compound growth in book value over a continuous period of not less than eight years commencing 2003 and ending year-end 2012. In addition, it provided a strong incentive for Mr. Hicks to remain at Alleghany until vesting of the award, while not penalizing Alleghany if Alleghany terminated his employment at a time when performance was not on track to achieve the target. The second restricted stock award was designed in 2002 to incent Mr. Hicks to continue at Alleghany until a decision was made on his succession to the office of President, and to provide performance and retention incentives comparable to the first award in the event that Mr. Hicks were elected to the office of President. Similarly, the restricted stock unit matching grant was uniquely designed to incent Mr. Hicks to purchase with his own funds and continuously hold shares of Alleghany common stock for a ten-year period, aligning his interests with the stockholders from the outset. The awards contemplated that, if Alleghany and Mr. Hicks were successful, the regular MIP and LTIP programs should provide appropriate performance and retention incentives following vesting of the restricted stock and restricted stock units. The details of such awards have been fully disclosed in every proxy statement since 2003.
     As disclosed on page 43 of the 2007 Proxy Statement, the Compensation Committee considers all components of Mr. Hicks’s compensation, including the values of previous restricted stock awards, when determining his compensation. Accordingly, the Committee considered the February 2007 vesting of Mr. Hicks’s 2002 stock award in setting his 2007 compensation, as well as the performance in 2003-2006 that gave rise to such vesting, but the vesting itself was not a material factor in setting his 2007 compensation. Alleghany will include disclosure to the foregoing effect in its 2008 Proxy Statement.
5.	Please discuss how specific forms of compensation are structured and implemented to reflect each of the named executive officer’s individual performance and contribution to the achievement of the financial

Securities and Exchange Commission
September 21, 2007

performance metrics you consider when determining the form and amounts of compensation to award. In this regard, we note disclosure that the payout of the annual cash incentive compensation may be reduced if certain of the named executive officers do not meet their personal goals. Please address the nature of the personal goals in reasonably complete detail and describe the level of difficulty, or ease, associated with achieving the individual performance goals. Please also expand your disclosure to include a description of the factors the Committee considered in establishing personal objectives for Mr. Hicks as well as discussion of the reasons why the annual incentive payout with respect to Mr. Hicks is not subject to reduction with respect to individual performance goals. Refer to Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE:
     As disclosed on page 44 of the 2007 Proxy Statement, the payout of annual cash incentive compensation under the MIP is tied to the achievement of specified financial performance objectives specifically subject to reduction in respect of personal goals for the NEOs other than Mr. Hicks. With respect to Mr. Hicks, the Compensation Committee determined that his annual incentive under the MIP should not include a specific percentage reduction for personal goals in addition to the financial performance goal, as his primary responsibility is the financial performance of Alleghany.
     As disclosed on page 44 of the 2007 Proxy Statement, for the other NEOs, Mr. Hicks determines and evaluates the personal goals for each of the NEOs and makes recommendations to the Compensation Committee regarding any reductions in amounts payable to the NEOs under the MIP with respect to such personal goals. In general, the nature of such personal goals reflect strategic and other non-core responsibility objectives for an NEO in a particular year that are set by Mr. Hicks in consultation with the applicable NEO. With respect to level of difficulty, in general, the personal objectives are meant to be attainable upon reasonable effort by the NEO. The Compensation Committee is not responsible for, or involved in, determining and evaluating the NEOs’ personal goals. However, as disclosed on page 44 of the 2007 Proxy Statement, the Compensation Committee has the overriding authority under the MIP to reduce incentive payouts for Mr. Hicks or any other NEO, on an individual basis or in the aggregate, in any amounts, based on such criteria as it shall determine.
     The 2008 Proxy Statement will include additional disclosure that is substantially similar to the foregoing response.

Securities and Exchange Commission
September 21, 2007

6.	You disclose in the first full paragraph on page 43 that a significant portion of the NEO’s compensation, ranging from 41.4% to 90.6%, is tied to your financial performance. Please discuss and analyze whether you have any policies with regard to targeting the percentage of an NEO’s compensation to be tied to a specific percentage and why the percentages you experienced varied significantly among the NEOs in 2006. Also, discuss if the percentage of an NEO’s compensation that is tied to financial performance is influenced by that NEO’s ability to effect financial performance.

RESPONSE:
     As disclosed on page 43 of the 2007 Proxy Statement, the components of NEO direct compensation consist of salary, annual cash incentive compensation under the MIP and long-term equity based incentives under the LTIP. Alleghany does not have a policy with regard to targeting that a specified percentage of an NEO’s compensation be performance-based. The ratio of an NEO’s total compensation to performance-based compensation is, however, driven by differences in salary and MIP and LTIP awards which are based on differing percentages of salary for the three NEO levels. The differing target awards as a percentage of salary, as disclosed on pages 44 and 46 of the 2007 Proxy Statement, reflect the Compensation Committee’s determinations of appropriate levels and mix of compensation components taking into account competitive considerations, varying levels of responsibility within Alleghany, internal comparability and the implicit impact of the various NEO levels on the accomplishment of Alleghany’s financial, strategic and operational objectives.
Annual Cash Incentive Compensation, page 44
7.	You disclose that the target bonus opportunities ranged from 40% to 100% of salary for the various NEOs. Similarly, you disclose on page 46 that your long-term equity based incentives were set as a percentage of base salary for the NEOs, ranging from 60% to 120%. Please discuss and analyze why these percentages varied among the NEOs and varied for each NEO with respect to awards that could be earned under the annual cash incentive compensation program and the long-term equity based incentive compensation program.

RESPONSE:
     As disclosed on pages 44 through 48 of the 2007 Proxy Statement, target bonus opportunities under the MIP and LTIP are based on varying percentages of an NEO’s base salary. The differing percentages primarily reflect the Compensation Committee’s determination of appropriate levels and mix of compensation taking into account

Securities and Exchange Commission
September 21, 2007

competitive considerations, varying levels of responsibility within Alleghany, internal comparability and the implicit impact of the three NEO levels on the accomplishment of Alleghany’s financial, strategic and operational objectives. The Committee’s policy is to differentiate the size of such awards based on such considerations, but it does not have any specific policies as to how such considerations are applied. Disclosure to this effect will be included in Alleghany’s 2008 Proxy Statement.
8.	You disclose in the first paragraph on page 46 that you made awards on December 19, 2006 to the NEOs for 2007 performance. Please disclose the specific performance objectives established for the current year and how your incentive awards are specifically structured around such performance goals. Refer to Item 402(b)(2)(v) of Regulation S-K and Instruction 2 to Item 402(b). Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 of Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b). Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that posses a reasonable risk of competitive harm. Similar disclosure should be provided for the performance shares that were awarded on December 19, 2006 for the four-year award period commencing in 2007.

RESPONSE:
     Alleghany respectfully submits that additional disclosure regarding MIP and LTIP awards made on December 19, 2006 for 2007 performance in the 2007 Proxy Statement is not material to an investor’s understanding of Alleghany’s compensation program and policies, and thus additional disclosure is not required in the CD&A section of the 2007 Proxy Statement. Although technically such awards were made during 2006, no amounts were earned or accrued during 2006 in respect of the awards. Detailed disclosure regarding the December 19, 2006 awards for 2007 performance will, of course, be included in Alleghany’s 2008 Proxy Statement. Such disclosure will include disclosure of specific financial performance objectives, bonus opportunity levels and target payout level amounts which are substantially identical to those disclosed on pages 44 through 47 of the 2007 Proxy Statement.

Securities and Exchange Commission
September 21, 2007

Long-Term Equity Based Incentive Compensation, page 46
9.	You indicate that the long-term incentive compensation paid to the NEOs is intended to incentivize the accomplishment of your principal financial objective of growing the book value per share of your common stock at double digit rates. Given your stated objective, please discuss and analyze why you have determined that target payouts will be made at 100% if such growth equals 7%. In addition, please expand your disclosure to include an analysis of how you determined the payout levels for this form of compensation. Provide a complete description of the factors the Committee considered in setting payout levels at the specific percentage of 2006 salary for each named executive officer. Similar disclosure should be provided for the performance shares awarded on December 19, 2006 for the four-year award period commencing in 2007.

RESPONSE:
     As disclosed in Alleghany’s Annual Report to Stockholders, Alleghany’s principal financial objective is to grow book value per share at double-digit rates without employing excessive amounts of financial leverage or taking undue amounts of operating risk. In setting payout levels for LTIP compensation, the Compensation Committee takes into account such stated principal financial objective. In this regard, as disclosed on page 47 of the 2007 Proxy Statement, the Compensation Committee determined the 7 percent target growth requirement based on the economic conditions at the time of grant, taking into account the average risk free return of the 10-year treasury for the preceding year and prevailing equity risk premiums adjusted for Alleghany’s estimated stock volatility relative to the stock market as reported by Value Line. The Compensation Committee determined that such considerations indicated a stock market expectation that an investment in common stock of a company with Alleghany’s estimated volatility would provide a 7 percent annual return. Since market prices for Alleghany common stock tend to reflect, over time, growth in book value, the Committee determined that a target 7 percent compound growth in book value per share performance requirement was consistent with capital market expectations and appropriate for Alleghany’s risk profile and capital structure. At the same time, consistent with Alleghany’s principal financial objective to seek superior risk-adjusted growth in book value, the Compensation Committee determined that, based upon Alleghany’s risk profile and capital structure, growth in book value of 10.5 percent or higher would be superior performance. Thus, the growth requirements support Alleghany’s growth/risk management goals by incenting double digit growth in book value but not incenting excessive risk taking that may be associated with higher growth goals. Alleghany will include disclosure to the foregoing effect in its

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September 21, 2007

2008 Proxy Statement. Prudent risk adjusted performance has been a consistent core objective of Alleghany for over 30 years, and Alleghany believes that its investors understand the objective and expect performance consistent therewith.
     Please see Alleghany’s response to Question 7 regarding the factors the Compensation Committee considered in setting LTIP payout levels at the specific percentage of 2006 salary for each NEO. In addition, as noted in Alleghany’s response to Question 8, similar disclosure with respect to the performance shares awarded on December 19, 2006 for the four-year award period commencing January 1, 2007 will be included in the 2008 Proxy Statement.
Payments upon Termination of Employment, page 50
10.	You disclose that pursuant to his employment agreement, Mr. Hicks would be entitled to receive continued payments of his base salary until such payments aggregate $1.0 million under the specified termination events. Please discuss and analyze how this amount was negotiated. Refer to Item 402(b)(1)(v) of Regulation S-K. On a similar note, we note from your table on page 52 that the payments to Mr. Hicks under restricted stock and restricted stock unit matching grant award agreements differs significantly from the amounts payable to the other NEOs under that element of compensation. As such, please provide a more detailed discussion as to how and why the amount of this element of compensation available to your chief executive officer differs so significantly from the amounts available to your other NEOs. Refer to Section II.B.1 of Commission Release No. 33-8732A.

RESPONSE:
     As discussed on pages 57 and 58 of the 2007 Proxy Statement, the salary continuation benefit for Mr. Hicks, the awards of restricted stock to Mr. Hicks and the award of restricted stock units to Mr. Hicks were all contained in an employment agreement (the “Agreement”) entered into by Alleghany with Mr. Hicks in October 2002 when Mr. Hicks joined Alleghany. The Agreement was the result of an arm’s-length negotiation between the Executive Committee of the Board of Directors and Mr. Hicks and was approved by the Compensation Committee and the Board of Directors of Alleghany (the “Board”). The Executive Committee determined that such provisions were appropriate and helpful in recruiting Mr. Hicks, and the Compensation Committee and the Board approved such determination.

Securities and Exchange Commission
September 21, 2007

     Please see response to Question 4 regarding restricted stock and restricted stock units granted to Mr. Hicks and discussion regarding Mr. Hicks’s compensation compared with the other NEOs.
Summary Compensation Table, page 54
11.	We note the disclosure on pages 69 and 70 relating to amounts credited to each NEO under the “Savings Benefit Provisions.” It is unclear from your disclosure the extent to which these amounts are required to be reported in the Summary Compensation Table. Please refer to Instruction 4 to Item 402(c) of Regulation S-K and provide appropriate corresponding disclosure.

RESPONSE:
     As disclosed on pages 69 and 70 of the 2007 Proxy Statement, the amounts credited to each NEO under the savings benefit provisions of Alleghany’s Deferred Compensation Plan (the “Plan”) include an annual credit of 15 percent of an NEO’s base annual salary as well as interest earned thereon for prime rate accounts and interest earned, as well as appreciation and earnings, for common stock accounts. The annual credit of 15 percent of an NEO’s base annual salary under the Plan is included as a component of “All Other Compensation” in the Summary Compensation Table contained in the 2007 Proxy Statement. In addition, the amount of such credit was separately disclosed for each NEO in footnote (4) to the Summary Compensation Table. The interest earned, as well as appreciation and earnings where applicable, in 2006 on the aggregate balance of an NEO’s account under the Plan is not included in the Summary Compensation Table as it is not above-market interest as set out in Instruction 3 to Item 402(b)(2)(iii)(C) of Regulation S-K.
     Alleghany will include disclosure in the “Savings Benefit Provisions” section in the 2008 Proxy Statement to clarify that the annual credit of 15 percent of an NEO’s base salary under the Plan is included in the Summary Compensation Table but that interest earned, and/or appreciation and earnings, where applicable, are not included because they are not above-market interest.
Non-Qualified Deferred Compensation, page 68
12.	It is not clear whether any of the amounts reported in the contributions column are reported as compensation in the last completed fiscal year in the Summary Compensation Table or whether amounts reported in the aggregate balance at last fiscal year end previously were reported as compensation to the named executive officer in the Summary Compensation

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September 21, 2007

Table for previous years. See the Instruction to Item 402(i)(2) of Regulation S-K.

RESPONSE:
     The amounts reported in the “Registrant Contributions in Last Fiscal Year” column of the Nonqualified Deferred Compensation table on page 68 of the 2007 Proxy Statement are included as a component of “All Other Compensation” in the Summary Compensation Table contained in the 2007 Proxy Statement. In addition, these amounts are separately disclosed for each NEO in footnote (4) to the Summary Compensation Table. The amounts included in the “Aggregate Earnings in Last Fiscal Year” column of such table, which represent interest earned for prime rate accounts and interest earned, as well as appreciation and earnings, for common stock accounts, during 2006 are not included in the Summary Compensation Table as the interest credited is not above-market interest as set out in Instruction 3 to Item 402(b)(2)(iii)(C) of Regulation S-K.
     In the 2008 Proxy Statement, Alleghany will add a footnote to the “Registrant Contributions in Last Fiscal Year” column of the Nonqualified Deferred Compensation table to disclose that such amounts are included as a component of “All Other Compensation” in the Summary Compensation Table. In addition, Alleghany will include disclosure in its footnote to the “Aggregate Earnings in Last Fiscal Year” column to note that such amounts are not included in the Summary Compensation Table.
     With respect to years prior to 2006, the registrant contribution component of the amount reported in the “Aggregate Balance at Last Fiscal Year End” column was reported as compensation to the NEO for such prior years. Interest, and where applicable appreciation and earnings, on an NEO’s account were not so reported. In the 2008 Proxy Statement, Alleghany will add a footnote to the “Aggregate Balance at Last Fiscal Year End” column to report to what extent these amounts were reported in applicable prior year Summary Compensation Tables.
     The Committee has authorized me to report that the Committee has reviewed the foregoing and discussed it with Alleghany management. Please do not hesitate to contact me (212-752-1356) with any further comments or questions you may have.

Very truly yours,
/s/ Robert M. Hart
Robert M. Hart
Senior Vice President and General Counsel